

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2021

Joseph Cosio-Barron
Chief Executive Officer
MAPTELLIGENT, INC.
2831 St. Rose Parkway
Suite #297
Henderson, Nevada 89052

> **Re: MAPTELLIGENT, INC.**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed March 10, 2021**
> **File No. 024-11435**

Dear Mr. Cosio-Barron:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 1, 2021 letter.

Amendment No. 1 to Form 1-A filed March 10, 2021

Summary, page 7

1. We note that in response to comment 2, you removed the reference to an exclusive license agreement with GEOcommand being the basis for your intention to provide a multi-layer geographic information system. On page 34, we note that you added disclosure that you no longer intend to enter into a license agreement with GEOcommand. We further note that Albert Koenigsberg, the founder and president of GEOcommand, has resigned from your company. Without any license agreement to the software being developed by GEOcommand, please explain the basis for your current business plan and what "assets"

    ultimately were acquired in the asset purchase agreement with GEOcommand.

2. Similarly, you continue to discuss in detail the history and development of GEOcommand. If you no longer have any license or other agreement to access the software and products being developed by GEOcommand, please revise to eliminate any language that could result in any reader confusion regarding the nature of your current business plan or could imply that there is any continuing connection to GEOcommand or its products if there is none.

 You may contact Steve Lo, Staff Accountant, at (202) 551- 3394 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Tim Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

           Sincerely,

           Division of Corporation Finance
           Office of Energy & Transportation

cc: Andrew Coldicutt